ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED		BOND NUMBER

Neuberger Berman Management LLC		87164113B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

	April 30, 2013 to April 30, 2014	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following as of the effective date indicated:

FUND NAME		EFFECTIVE DATE
o	Neuberger Berman Long Short Multi-Manager Fund, a series of:
Neuberger Berman Alternative Funds		December 19, 2013
o	Neuberger Berman Unconstrained Bond Fund, a series of:
Neuberger Berman Income Funds		February 13, 2014

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

RN 1.1-00 (1/02)